EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

PharmaCyte Biotech, Inc. (“we,” “us,” “our” or the “Company,”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.0001 par value per share (“Common Stock”).

The following summary of the material terms of the capital stock of the Company is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Articles of Incorporation, as amended (the “Articles”) and our Corporate Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Nevada law. We urge you to read each of our Articles and our Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Our authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have any cumulative voting rights. Our shares of Common Stock have no preemptive, conversion, or redemption rights. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock we may issue in the future. Upon the sale of substantially all of our stock or assets or dissolution, liquidation or winding up, and after all liquidation preferences payable to any series of Preferred Stock entitled thereto have been satisfied, our remaining assets shall be distributed to all holders of Common Stock and any similarly situated stockholders who are not entitled to any liquidation preference or, if there be an insufficient amount to pay all such stockholders, then ratably among such holders. All of our issued and outstanding shares of Common Stock are fully paid and non-assessable. The holders of shares of our Common Stock will be entitled to such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes as may be declared from time to time by our board of directors (“Board”).

The Common Stock is listed on The Nasdaq Capital Market under the trading symbol “PMCB.” Equiniti Trust Company, LLC is the transfer agent and registrar for our Common Stock.

Preferred Stock

The Board has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action.

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Anti-Takeover Effects of Nevada Law, Articles and Bylaws

Nevada Revised Statues

The Nevada Revised Statutes (“NRS”) contain provisions governing combinations between a Nevada corporation having over 200 or more stockholders of record, including over 100 of which are residents of Nevada, with an interested stockholder. A corporation affected by these provisions may not engage in a combination within two years after the interested stockholder first became an interested stockholder, unless either (i) the combination or transaction by which the interested stockholder first became an interested stockholder is approved by the board of directors before the interested stockholder first became an interested stockholder, or (ii) the combination is approved by the board of directors and by the affirmative vote of the corporation’s stockholders representing at least 60% of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the interested stockholder’s affiliates. Generally, if approval is not obtained, then after the expiration of the two-year period, the business combination may be consummated with the approval of the board of directors of the combination or transaction by which the interested stockholder first became an interested stockholder before the person became an interested stockholder, or a majority of the voting power held by disinterested stockholders, or if the consideration to be received per share by disinterested stockholders is at least equal to the highest of:

•	the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or within two years immediately before, or in the transaction in which he, she or it became an interested stockholder, whichever is higher;

•	the market value per share on the date of announcement of the combination or the date the person became an interested stockholder, whichever is higher; or

•	if higher for the holders of Preferred Stock, the highest liquidation value of the Preferred Stock, if any.

Generally, these provisions define an interested stockholder as a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of a corporation. Generally, these provisions define combination to include any merger or consolidation with an interested stockholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an interested stockholder of assets of the corporation having:

•	an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

•	an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or

•	representing 10% or more of the earning power or net income of the corporation.

In addition, the NRS provides for statutes, Sections 78.378 to 78.3793, inclusive, of the NRS, that limit the voting rights of the acquisition of a “controlling interest” defined to occur at three ownership thresholds of one-fifth, one-third and a majority of the corporation’s voting power. Although our Articles of Incorporation have not opted out of these statutes, the limitations on voting rights apply only to a corporation with 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the corporation’s stock ledger during the 90 days immediately preceding the date of the acquisition.

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Articles and Bylaws

Number of Directors; Removal of Directors; Vacancies

Our Bylaws provide that number of directors on the Board may be increased or decreased from time to time by the Board. Any directorship filled by reason of such an increase shall be filled by the Board for a term continuing until the next election of directors; provided that the Board may not fill more than five directorships pursuant to such process during any period between meetings (whether annual or special) of the Board. This provision makes it difficult for stockholders to remove directors and may prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.

Stockholder Actions; Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may only be called by the Board, the chairman of the Board, the president, a vice president, the secretary or by one or more stockholders holding not less than 10% of the Company’s voting stock. Our Bylaws also limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

No Cumulative Voting Rights

Our Bylaws do not provide for cumulative voting rights in the election of our directors. Accordingly, each director shall be elected by the vote of a plurality of the votes cast with respect to that director’s election at any meeting of the stockholders.

Issuance of Undesignated Preferred Stock

The existence of authorized but unissued shares of Preferred Stock enables the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

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